UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

R. R. Donnelley & Sons Company
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
257867200
(CUSIP Number)
March 16, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 257867200
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Chatham Asset Management, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	9,141,657*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	9,141,657*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 9,141,657*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 12.9%*
(12) Type of Reporting Person (See Instructions): IA

*See Item 4 for additional information.

CUSIP NO. 257867200
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Chatham Asset High Yield Master Fund, Ltd.
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	5,445,568*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	5,445,568*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 5,445,568*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 7.7%*
(12) Type of Reporting Person (See Instructions): CO

*See Item 4 for additional information.

CUSIP NO. 257867200
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Anthony Melchiorre
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	9,141,657*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	9,141,657*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 9,141,657*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 12.9%*
(12) Type of Reporting Person (See Instructions): IN

*See Item 4 for additional information.

Explanatory Note

On March 16, 2020, Chatham Asset Management, LLC (“CAM”), a Delaware limited liability company, and certain affiliated funds to which CAM is investment manager (the “Chatham Funds”), entered into a privately negotiated agreement to effect a series of refinancing transactions with R.R. Donnelley & Sons Company (the “Company”). The descriptions of such transactions included in the Form 8-K filed by the Company on March 16, 2020 are incorporated by reference herein.

The Reporting Persons (as defined below) intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the common stock of the Company, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including without limitation potentially continuing negotiations with the Company to address certain debt maturities that remain outstanding.

The Reporting Persons do not currently hold any securities of the Company with the purpose or effect of changing or influencing the control of the Company. Accordingly, pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934, as amended, the Reporting Persons are amending the Schedule 13D, filed on February 27, 2020, as amended on February 28, 2020, by filing this report on Schedule 13G (this “Schedule 13G”) to reflect such change in investment intent.

Item 1(a). Name Of Issuer:
R.R. Donnelley & Sons Company
Item 1(b). Address of Issuer’s Principal Executive Offices:
35 West Wacker Drive Chicago, IL 60601
Item 2(a). Name of Person Filing:

This Schedule 13G is being jointly filed by (i) CAM, (ii) Chatham Asset High Yield Master Fund, Ltd. (“Chatham Master Fund”), a Cayman Islands exempted company and (iii) Anthony Melchiorre (“Mr. Melchiorre” and, collectively with CAM and Chatham Master Fund, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 26 Main Street, Suite 204, Chatham, New Jersey 07928.
Item 2(c). Citizenship:
CAM is organized under the laws of the State of Delaware. Chatham Master Fund is a Cayman Islands exempted company. Mr. Melchiorre is a citizen of the United States.
Item 2(d). Title of Class of Securities:
Common Stock, $0.01 par value per share (the “Common Stock”).
Item 2(e). CUSIP No.:
257867200
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to each of CAM and Mr. Melchiorre is as follows:
(a) Amount Beneficially Owned:	9,141,657*
(b) Percent of Class:	12.9%*
(c) Number of Shares as to which such person has:
(i) sole power to vote or to direct the vote:	0
(ii) shared power to vote or to direct the vote:	9,141,657*
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	9,141,657*

As reported in the cover pages to this report, the ownership information with respect to Chatham Master Fund is as follows:
(a) Amount Beneficially Owned:	5,445,568*
(b) Percent of Class:	7.7%*
(c) Number of Shares as to which such person has:
(i) sole power to vote or to direct the vote:	0
(ii) shared power to vote or to direct the vote:	5,445,568*
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	5,445,568*

* CAM is the investment manager to Chatham Master Fund and the Chatham Funds, and Mr. Melchiorre is the managing member of CAM. As of March 16, 2020, CAM and Mr. Melchiorre may be deemed to beneficially own the 9,141,657 shares of Common Stock held in the aggregate by the Chatham Funds.

The reported beneficial ownership percentage is based upon approximately 70,911,552 shares of Common Stock, issued and outstanding as of February 21, 2020, based on information reported by the Company in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2020.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2020

CHATHAM ASSET MANAGEMENT, LLC

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

CHATHAM ASSET HIGH YIELD MASTER FUND, LTD.

By:	Chatham Asset Management, LLC,
its Investment Manager

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

/s/ Anthony Melchiorre

Anthony Melchiorre

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit
1. Joint Filing Agreement, dated as of March 19, 2020, by and among Chatham Asset Management, LLC, Chatham Asset High Yield Master Fund, Ltd. and Anthony Melchiorre.